EXHIBIT 99.1

VIZSLA SILVER RECIEVES NATIONAL RECOGNITION FOR ITS HEALTH, SAFETY AND SUSTAINABILITY EFFORTS FOR THIRD YEAR IN A ROW

VANCOUVER, BC, Oct. 29, 2024 /PRNewswire/ -- Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce it's wholly owned Mexican subsidiary, Minera CANAM, has received the Socially Responsible Company Distinction (ESR) for the third year since 2022. This distinction is awarded to companies that are leaders in their sector for commitment to integrating social and environmental values into their operations. The Socially Responsible Company Distinction is Mexico's highest corporate social responsibility recognition, awarded jointly by the Mexican Center for Philanthropy (CEMEFI) and the Foundation for Sustainability and Equity (ALIARSE).

"I am extremely proud of all Vizsla employees and contractors working at the Panuco Project," commented  Michael Konnert, President & CEO. "Since 2019, when work began at Panuco, the Company has been committed to responsible mining done right. This includes being trustworthy stewards of the local environment, operating with accountability and transparency, supporting initiatives that provide long-term benefits to the surrounding Ejidos and providing a safe, respectful, and healthy work environment for all employees. This achievement is a testament to this philosophy."

Figure 1: Minera CANAM personnel receiving the ESR Distinction. (CNW Group/Vizsla Silver Corp.)

Additionally, Minera Canam obtained the Safe and Healthy Work Environments Distinction (ELSSA), which represents a voluntary program for companies to implement strategies and actions to improve workers' health, safety, and well-being, as well as productivity and quality in the workplace.

The Company would like to acknowledge the health and safety department for developing and implementing a world-class safety program. With support at all levels of management from site through to the board of directors, the health and safety department have achieved buy-in to their safety program from the workforce, partner companies and other stakeholders on site.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 29-OCT-24